Item 1(a):    Name of Issuer

              QUANEX CORP

Item 1(b):    Address of Issuer

              1900 WEST LOOP SOUTH, SUITE 1500
              HOUSTON, TX  77027

Item 2(a):    Name of Person Filing

              BECKER CAPITAL MANAGEMENT, INC.

Item 2(b):    Address of Principal Business Office:

              1211 SW Fifth Avenue, Suite 2185
              Portland, Oregon  97204

Item 2(c):    Citizenship

              State of Oregon

Item 2(d):    Title of Class of Securities

              Common Stock

Item 2(e):    Cusip Number

              747620102

Item 3: This statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) and the person filing is an investment advisor registered under section 203 of the Investment Advisors Act of 1940.

Item 4:       Ownership

    4(a):     Amount Beneficially Owned:                          880,300
    4(b):     Percent of Class                                      6.31%
    4(c):     Number of Shares to Which Such Person Has:
      (i)       Sole Power to Vote or Direct the Vote             880,300
      (ii)      Shared Power to Vote or Direct the Vote                 0
      (iii)     Sole Power to Dispose or to Direct Disposition    880,300
      (iv)      Shared Power to dispose or to direct the disposition    0

Item 5:       Ownership of Five Percent or Less of Class

              Not Applicable

Item 6:       Ownership of More than Five Percent on Behalf of Another Person:

              All securities reported on the schedule are owned by advisory clients of Becker Capital Management, Inc. Becker Capital Management disclaims beneficial ownership of all such securities.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
              Company:

              Not Applicable

Item 8:       Identification and Classification of Members of the Group

              Not Applicable

Item 9:       Notice of Dissolution of Group

              Not Applicable

Item 10:      Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 12, 1998

Signature:  Name        Janeen S. McAninch
            Title       President